May 22, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street N.E., Mail Stop 6D10

Washington, D.C. 20549

Re: Torchmark Corporation Form 10-K for the Fiscal Year Ended December 31, 2008

File No. 1-08052

Dear Mr. Rosenberg:

This letter responds to the comments on Torchmark Corporation’s Form 10-K for the fiscal year ended December 31, 2008 set forth in your letter of May 8, 2009. Our responses are keyed to the comments contained in the May 8 letter (which have been boldfaced) and proposed revised disclosures to be included in future filings are contained in this letter.

Financial Condition, page 45

1. Please revise your contractual obligations table on page 46 to include your commercial paper borrowing obligations or explain to us why you excluded these obligations from the table.

RESPONSE: We will comply with your request that we revise our contractual obligation table to include our commercial paper borrowing obligations and propose to revise the table prospectively, beginning with our Form 10-K for the year ending December 31, 2009.

We further advise the staff that in our December 31, 2008 tabular disclosure, we believed that we were in compliance with Regulations S-K 303(a)(5)(i) and S-K 303(a)(5)(ii)(A) for the specified chart which calls for “Long-Term Debt Obligations”. All of our commercial paper obligations at December 31, 2008 were due within 90 days and had average maturities of 36 days, which we considered to be within the period considered short-term under GAAP. We interpreted the above-named regulations to not require short-term debt obligations in the contractual obligation table, and therefore excluded them from our disclosure.

Critical Accounting Policies, page 51

2. You disclose that other than variable annuities, revisions to deferred acquisition costs related to your SFAS 97 assets have not had a material impact on the amortization of deferred acquisition costs over the past three years. You also disclose that your variable annuity block could sustain further increases in the level of amortization if equity markets do not stabilize and that amortization of deferred acquisition costs for your SFAS 97 block, other than variable annuities, is not expected to have a material impact on operations for the foreseeable future. As you therefore imply that amortization of deferred acquisition costs for variable annuities could have a material impact on your financial statements, please revise your disclosure to summarize the key assumptions used to adjust your deferred acquisition cost amortization for your variable annuities and the effect that reasonable likely changes in these assumptions as of the latest balance sheet date may have on your financial statements.

RESPONSE: It was not our intention to imply that the amortization of deferred acquisition costs for our variable annuities could have a material impact on our financial statements. Variable annuities are a very small and diminishing component of our business, as indicated on page 30 of our Form 10-K. Because variable annuities are impacted by changes in equity markets, and there were significant declines in those markets in late 2008, our variable annuities experienced unusually adverse conditions in 2008 which, if the declines persisted, could further negatively affect this product line but would not have a material impact on our financial statements.

We state in our Critical Accounting Policies that 95% of deferred acquisition costs were related to SFAS 60 products, therefore leaving only 5% related to SFAS 97 products of which our variable annuity block was only a component. We disclose the $42 million amount of variable annuity deferred acquisition cost on page 31 (first paragraph) in our discussion of variable annuities, and we refer to that discussion on page 51, “…variable annuities, as discussed earlier in this report…”. Variable annuity deferred acquisition costs represent approximately 1.2% of our total deferred acquisition costs ($3.4 billion). Our intent in our Critical Accounting Policies was to alert the reader to a potential increase in the amortization of variable annuity deferred acquisition cost if there was further deterioration in the equity markets. This increase could be significant to our block of variable annuities as indicated on page 31, but quite immaterial to our financial statements taken as a whole. In order to avoid the implication that the variable annuity deferred acquisition cost amortization could materially affect our financial statements, we propose to delete the phrase “other than variable annuities” in the last sentence of the noted paragraph on page 51 in future filings so that it reads as follows:

“Amortization for SFAS 97 blocks is not expected to have a material impact on operations for the foreseeable future.”

On page 30, we state that the amortization of our total annuity deferred acquisition costs was $18 million. Of this amount, $15 million was variable related, representing less than 4% of our total amortization of deferred acquisition costs for all products ($398 million). If the fund return on the Company’s variable annuities (which generally tracks equity and/or fixed income market returns) continue to experience another significant decline in 2009, the additional amortization of our variable annuity deferred acquisition costs would not be material to our financial statements. We cannot predict what the market’s returns will be in 2009. However, in the event the market were to decline 30% from the December 31, 2008 values by year end 2009, we estimate that we would incur a total charge of $13.6 million for the amortization of variable annuity deferred acquisition costs which we believe is not material to the financial statements.

Financial Statements

Note 3 – Investments, page 70

3. On page 73 you indicate that you consider the length of time and the extent to which a security is impaired in determining whether an other-than-temporary impairment charge is warranted. On page 74 you indicate that you believe that much of your unrealized losses at December 31, 2008 were attributable to illiquidity in the market, which contributed to a spread widening on many securities that you ultimately expect to be fully recoverable. On page 40 you disclose three industry sectors where the gross unrealized losses are in excess of 50% of amortized cost; asset-backed securities – collateralized debt obligations (89.3%), mortgage insurers (58.7%) and financial guarantors (50.5%). Please address the following comments:

a.	Please revise your disclosure to elaborate on the process you undertake to evaluate other-than-temporary impairments. In this regard, please disclose whether you have an investment committee or manager that evaluates impairments, how individual investments are identified for evaluation by this committee/manager and how frequently this committee/manager evaluates impairments.

RESPONSE: We propose to make revisions in future filings to Note 3 – Investments in the paragraphs at the bottom of page 73 and the top of page 74 as follows (Inserted language blacklined):

“Other-than-temporary impairments: Torchmark’s portfolio of fixed maturities fluctuates in value due to changes in interest rates in the financial markets as well as other factors. Fluctuations caused by market interest rate changes have little bearing on whether or not the investment will be ultimately recoverable. Therefore, Torchmark considers these declines in value resulting from changes in market interest rates to be temporary. In certain circumstances, however, Torchmark determines that the decline in the value of a security is other-than-temporary and writes the book value of the security down to its fair value, realizing an investment loss. The evaluation of Torchmark’s securities for other-than-temporary impairments is a process that is undertaken not less frequently than quarterly and is overseen by a team of investment and accounting professionals. Each security which is impaired because the fair value is less than the cost or amortized cost (i.e., book value) is identified and evaluated. The determination that an impairment is other-than-temporary is highly subjective and involves the careful consideration of many factors. Among the factors considered are:

•	The length of time and extent to which the security has been impaired

•	The reason(s) for the impairment

•	The financial condition of the issuer and the near-term prospects for recovery in fair value of the security

•	The Company’s ability and intent to hold the security until anticipated recovery

•	Expected future cash flows

The relative weight given to each of these factors can change over time as facts and circumstances change. In many cases, management believes it is appropriate to give relatively more weight to prospective factors than to retrospective factors. Prospective factors that are given more weight include prospects for recovery, the Company’s ability and intent to hold the security until anticipated recovery, and expected future cash flows.

Among the facts and information considered in the process are:

•	Default on a required payment

•	Issuer bankruptcy filings

•	Financial statements of the issuer

•	Changes in credit ratings of the issuer

•	News and information included in press releases issued by the issuer

•	News and information published by or otherwise provided by credit analysts

•	Recent cash flows

While all available information is taken into account, it is difficult to predict the ultimately recoverable amount of a distressed or impaired security.”

b.	Please revise your disclosure to elaborate on how you evaluate the extent of an impairment in your other-than-temporary impairment analysis. Please explain how you determined that the declines in value for at least the ABS-CDO, mortgage insurers and financial guarantors sectors are temporary and not credit related. Disclose any concentrations of credit risk in these categories.

RESPONSE:

(i)	With respect to how we evaluate the extent of an impairment: The extent to which a security is impaired is calculated for each impaired security not less frequently than quarterly. As noted in our response to Comment 3a above, this factor is one of several factors we consider in determining whether or not a security is other-than-temporarily impaired, and the relative weight given to this and other factors can change over time as facts and circumstances change.

(ii)	With respect to our evaluation of the ABS-CDO, mortgage insurers and financial guarantors sectors: We propose to revise our MD&A in future filings to provide a discussion of our analysis of securities with material impairments. Such a discussion at December 31, 2008 would have included an expanded discussion added after the paragraph at the bottom of page 40 to read as follows:

“As shown in the table above, the ratio of gross unrealized losses to book value was greater than 50% for our investments in the ABS-CDO, mortgage insurer, and financial guarantor sectors. After careful consideration of the facts and information described below for each of the impaired investments in these sectors, and the consideration of our ability and intent to hold each of the impaired investments until anticipated recovery, we have concluded that none of our investments in these sectors were other-than-temporarily impaired. In the ABS-CDO, mortgage insurer, and financial guarantor sectors, the experience of the companies in which we have invested will develop in the future. We will continue to monitor their performance, and as new experience becomes available, we will update our assessment of our ability to collect all amounts owed to us.

With regard to our ABS-CDO securities, we reviewed and discussed with collateral managers the current status of the collateral underlying each of our investments, credit events (defaults and deferrals in the underlying collateral) experienced to date, and the possibility of future credit events. We reviewed the actual versus expected cash flows received to date and the impact that potential future credit events would have on our expected future cash flows. Using projections, we calculated the magnitude of future credit events that we could experience without negatively impacting our expected investment yield rate and recovery of our investment. While there is a possibility that future credit events will exceed our current expectations, we believe there is ample evidence to support our conclusion that future credit events are not likely to exceed the amount that these structures can withstand without negatively impacting our expected cash flows.

We noted several factors that we believe have contributed to an increase in losses experienced during 2008 by the issuers of our investments in the monoline mortgage insurer and financial guarantors sectors, including the deterioration in the housing market, illiquidity in the fixed maturities market, lower valuations, and losses in underlying collateral in wrapped securities. Several of the monoline insurance companies (“monolines”) have been downgraded by the rating agencies, a factor that has had or might have a negative impact on the ability of these companies to write new business. Based upon our analysis of expected future losses and discussions with several independent credit analysts who follow these sectors, we have concluded that there is ample evidence to suggest that, even in a worst case scenario where the monolines cease writing new business, it is likely that we will continue to receive all expected future interest and principal payments.”

(iii)

In response to your request as to concentrations of credit risk: At December 31, 2008, the Company had fixed maturity investments in (a) four different issuers in the financial guarantors sector that represented 1.1% of total fixed maturity book value and 0.7% of fair value; (b) three different issuers in the mortgage insurers segment that represented 0.8% of book value and

0.4% of fair value; and (c) five different ABS-CDO deals that represented 1.4% of book value and 0.2% of fair value. The underlying collateral of these CDOs was almost entirely trust preferred securities issued by banks and insurance companies, which fact was disclosed on page 41. Based on these factors, we do not believe that we have a concentration of credit risk in these segments that should be disclosed in addition to our proposed new disclosures described above.

c.	On page 39, you indicate that the average composite rating of your ABS-CDOs was A-, with none rated less than BBB. Please reconcile for us how a gross unrealized loss of 89.3% is consistent with the credit spreads of A- rated securities.

RESPONSE: At December 31, 2008, our CDOs were rated A- on average and were in an unrealized loss position of 89.3%. While we generally do not expect securities rated A- to have a gross unrealized loss of 89.3%, there are several factors that we think may have contributed to this result. Given the downgrades for these securities that were announced in the first and early second quarters of 2009, hindsight might suggest that the market at year-end 2008 was a bit ahead of the rating agencies in recognizing the factors that led to the downgrades. Please note that the average rating of our CDOs was BB+ at March 31, 2009 and CC at April 30, 2009. We also think that some portion of the unusually large gross unrealized loss was attributable to the illiquidity in the fixed maturity market that we referred to on pages 38, 40, and 74. In any event, our determination that our investments in CDOs were not other-than-temporarily impaired was based upon a careful analysis of much information (including expected cash flows), as more fully described in the response to Comment 3d. Based on this analysis, we concluded there was ample evidence to support our conclusion that our investments in CDOs were not other-than-temporarily impaired at year-end 2008.

d.	For all your ABS, MBS and policy loans, please revise your disclosures to discuss the level of recent cash flows compared to the projected cash flows underlying these securities/loans when acquired or originated. In those cases where the monthly cash flows during the fourth quarter are materially lower than the originally projected cash flows please tell us the factors considered in concluding that the investments are not impaired.

RESPONSE:

With respect to policy loans:

Each policy loan is fully secured by the cash value of the associated life insurance policy. As such, ultimate repayment of each policy loan is guaranteed and not subject to risk. Our conclusion that policy loan assets are not impaired is independent of any consideration of actual versus expected cash flows on policy loans.

With respect to MBS and ABS:

As shown in the table on page 40, the book value and fair value of MBS were both less than 0.6% of the fixed maturity portfolio at year end 2008, and the holdings were in a net unrealized gain position. Cash flows for ABS and MBS are monitored regularly and projected cash flows have been updated quarterly since their acquisition date. These MBS securities consisted of agency residential MBS pools and commercial MBS, all of which were acquired prior to 2001 and are currently rated AAA by the major rating agencies. There have been no MBS defaults. ABS (other than CDOs) made up less than 0.5% of the fixed maturity portfolio at both book value and fair value, and none were rated less than BBB. There have not been any material changes in the projected cash flows nor have we experienced any defaults for the ABS (other than CDOs).

Our ABS-CDOs are structured investments and represented 1.4% of book value and 0.2% of fair value of the fixed maturity portfolio at December 31, 2008. As previously noted in our response to

Comment 3b, the collateral underlying each of our five CDO investments consists primarily of trust preferred securities issued by many different banks and insurance companies. Investors invest in different “tranches” of the structure. The cash flows received from the collateral underlying a CDO are aggregated and paid out to the investors; the timing and amount of interest and principal paid to each investor varies depending on which tranche the investor owns.

Procedures for testing recoverability of our ABS-CDO investments included testing based on a comprehensive analysis of cash flows, performance of the underlying collateral, and our estimate of future cash flows to us based on our tranche within the CDO structure. Each investment was carefully analyzed, including assumptions regarding future defaults and assuming no recovery value on defaulted collateral. We concluded from this analysis that the collateral for each of our ABS-CDOs at December 31, 2008 was more than sufficient to absorb future estimated credit defaults and thus we would receive all cash flows that we anticipated when we purchased these securities. Based on the cash flow analysis, and our ability and intent to hold these securities until recovery, we had no reason at that time to believe that our investment in these securities would not be fully recoverable.

During the fourth quarter of 2008, we did not experience any significant changes in estimated cash flows for any of our ABS or MBS investments.

As discussed in response to your Comment 3b, we recognize the need to revise our MD&A in future filings to incorporate some discussion about our analysis of cash flows on securities with material impairments that are subject to EITF 99-20. Otherwise, given all the facts outlined above, we do not think that any further revision to our disclosure concerning actual versus expected cash flows at December 31, 2008 is warranted.

Note 6 – Liability for Unpaid Health Claims, page 79

4. Please revise your disclosure here and in MD&A to discuss the factors causing your favorable prior year health claims development of $23.9 million for the year ended December 31, 2008.

RESPONSE: Claims paid in 2008 but incurred in 2007 and prior years were settled for $23.9 million less than anticipated in the Company’s estimates prepared for 2007 year-end reporting. Estimates of future claims settlements are updated regularly based on the Company’s most recent experience. Because of the nature of the Company’s health business, the payment lags are relatively short and most claims are paid within a year from the time incurred. Fluctuations in claims experience can lead to either over-or-under estimation of the liability for any given year. Claim estimates are adjusted as experience emerges and new information becomes known.

The most significant components of the 2008 difference were in our UA Independent, UA Branch, and Medicare Part D distribution channels. During 2007, our Independent and Branch channels experienced a relatively high level of paid claims which resulted in an increased paid claim liability estimate at December 31, 2007. During 2008, these claims were settled more favorably than what was originally estimated. In the Medicare Part D channel, we are required to estimate claim discounts that will be received from drug manufacturers. The actual claims discounts from the drug manufacturers received in 2008 but related to the 2007 claims were higher than anticipated when we established our claim liability at December 31, 2007.

We will agree to fully explain material variations in our health claim development in the Liability for Unpaid Health Claims footnote in future filings.

Torchmark acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the fiscal year ended December 31, 2008; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the above-referenced filing; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

I hope this letter responds adequately to your comments. Please contact me at 972-569-3245 or Carol McCoy at 205-325-4243 if you have additional comments or questions.

Very truly yours,

/s/ Larry M. Hutchison
Larry M. Hutchison
LMH:ts

CC:	Gus Rodriguez
Sasha Parikh